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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

6/61/02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of June, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date June 13th, 2002

By [signature]

(Signature)

HUSNI AMANI
Acting as Head of Investor Relation

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

PRESS RELEASE

No.TEL 208 /PR000/UHI/2002

Telkom's Interim Financial Results and Credit Ratings

Bandung, June 13, 2002 – PT Telekomunikasi Indonesia, Tbk. ("PT Telkom") would like to inform its recent developments as follows:

1. Financial results.

PT Telkom's unaudited consolidated financial results for the five months ended May 31, 2002 was as follows:

	2002 (In Millions of Rupiah)
Operating revenues	7,203,789
Operating income	4,162,402
Net income (after tax)	2,734,810

PT Telkom's net income includes proportion of Telkomsel's of Rp 830.162 million and other subsidiaries of Rp 104.280 million.

Telkom consolidates its subsidiaries of PT Telekomunikasi Seluler ("Telkomsel"), PT Dayamitra Telekomunikasi ("Dayamitra"), PT Infomedia Nusantara ("Infomedia"), PT Indonusa Telemedia ("Indonusa"), and PT Graha Sarana Duta ("GSD").

2. S&P Assigns 'B+' (Stable Outlook) Rating to PT Telkom.

On June 13, 2002 Standard & Poor's assigned its single 'B"-plus corporate credit rating to PT Telkom. Supporting the rating is Telkom's strong market position, comprehensive network, steady operations and earnings, strong financial position, and partial insulation from sovereign risk. The rating, however, reflects the country's high economic and political uncertainties, volatile local currency, increasing competition in the industry, regulatory uncertainties, and uncertainties over PT Telkom's joint operating schemes (KSO).

3. Moody's Assigns 'B2' Local Currency Issuer Rating and 'B3' Foreign Currency Issuer Rating to PT Telkom.

On June 13, 2002 Moody's Investor Service assigned B2 local currency issuer and B3 foreign currency issuer ratings to PT Telkom. The outlook for both ratings is positive, reflecting PT Telkom's link with the ratings of the Government of Indonesia (B3 for both local and foreign currency, positive outlook) and its strong profile.



HUSNI AMANI
Acting Head of Investor Relations

For further information please contact:

PT Telekomunikasi Indonesia, Tbk.
Investor Relations Unit
E-mail: investor@telkom.co.id
Website: www.telkom.co.id

Bandung office:
Tel.: 62-22-4527337
Fax.: 62-22-7104743

Jakarta office:
Tel.: 62-21-5215109
Fax.: 62-21-5220500


TELKOM

PT TELEKOMUNIKASI INDONESIA

To:

106. Sassoon (Europe) Ltd (Mr. R. James Teoh), 107. Schroders Investment Management Limited (Ms. Leila Kardouche), 108. Scottish Mutual Assurance plc (Mr. S. Robin Boschell), 109. Securities and Exchange Commission (Mr. Arthur Levitt), 110. Shimazaki Internatonal Law Office (Mr. Fumiaki Shimazaki), 111. Sit/Kim International Inves`t Associates (Mr. Raymond D.Lin), 112. Southeast Asia Investment Holding Corp (Mr. Tony W. Huang), 113. SSB Citi Asset Mgmt. Group (Mr. Victor Cherian), 114. Standard Life Inves`t (Mr. Ronnie Petrie), 115. Standard Pacific Capital LLC (Mr. Raj Venkatesan), 116. Standish Int'l. Mgt. Company. L.P (Ms. Katherine Barna Allderige), 117. State Farm Insurance Companies (Mr. Mike Vitek), 118. State Street Global Advisors Investment Mgt (Mr. Brd Aham, CFA), 119. Straits Lion Asset Mgmt (Mr. Kenny Koh), 120. Strong Capital Mgt (Mr. David Lui), 121. Substantia Invest AG (Mr. Gilbert Huber), 122. Sumitomo Corporation (Mr. Akira Fujimoto, Mr. Mitsuyoshi Oshima), 123. Sumitomo Life Inves`t. Sing. Ltd (Mr. Masayuki Murata), 124. Swiss Re (Mr. Caspar Benz), 125. T. Rowe Price (Mr. Dale West), 126. TCW Asia Ltd (Ms. Camille J. Vergara), 127. Templeton Invest. Caunsel, Inc Fort Lauderdale (Mr. Gary R. Clemons), 128. The Robinson & Humphrey Co (Mr. Rod Dowling III), 129. Theseus Institute (Mr. Ahmed Aykaq), 130. Thomson Financial (Mr. David TH Lee, Ms. Viola Cheung, Ms. Katrina Lee), 131. Tiedemann Global Emerging Markets (Mr. Steven R. Diamond), 132. Tiger Mgt (Mr. Phillipe Laffont), 133. Tokyo-Mitsubishi Asset Mgmt. Ltd (Mr. Mitsuaki Kuga), 134. Tudor Investment Corp (Mr. Ashwin Vasan), 135. UBS Warburg (Mr. Alex Wright), 136. United Nations Joint Staff Penson Fund (Ms. Audrey Jackson), 137. UOB Asset Management (Mr. Janet Liem MBA), 138. Value Partners Singapore Pte Ltd (Ms. Khristine I. Amurao), 139. Van Eck Global (Mr. David A. Semple), 140. Warburg Pincus Asset Mgmt. Inc (Mr. Jun Sung Kim), 141. Wellington International management Company Pte. Ltd (Mr. Gavin S. Ma. CFA), 142. Wellington Mgmt. Company, LLP (Mr. Rishi P. Kothari, CFA), 143. WPS Investissements S.A (Mr. William P. Stewart III), 144. Zesiger Capital Group LLC (Mr. Donald L. DeVivo), 145. Zurich Scudder Investment (Ms. Kirsteen Melandri, CFA).

(Note: Please apologize us for inappropriate manner in writing down your name. If so, please inform us to the address below)

PT TELEKOMUNIKASI INDONESIA, Tbk

Jl. Japati No.1 7th Floor. Tel.: 62 22 452 7349 Fax. : 62 22 710 4743, 62 22 710 6158 Bandung 40133 Indonesia.

Distribution List 307 *(Investor-4)*

PRESS RELEASE

No.TEL 208 /PR000/UHI/2002

Telkom's Interim Financial Results and Credit Ratings

Bandung, June 13, 2002 – PT Telekomunikasi Indonesia, Tbk. ("PT Telkom") would like to inform its recent developments as follows:

1. Financial results.

PT Telkom's unaudited consolidated financial results for the five months ended May 31, 2002 was as follows:

	2002 (In Millions of Rupiah)
Operating revenues	7,203,789
Operating income	4,162,402
Net income (after tax)	2,734,810

PT Telkom's net income includes proportion of Telkomsel's of Rp 830.162 million and other subsidiaries of Rp 104.280 million.

Telkom consolidates its subsidiaries of PT Telekomunikasi Seluler ("Telkomsel"), PT Dayamitra Telekomunikasi ("Dayamitra"), PT Infomedia Nusantara ("Infomedia"), PT Indonusa Telemedia ("Indonusa"), and PT Graha Sarana Duta ("GSD").

2. S&P Assigns 'B+' (Stable Outlook) Rating to PT Telkom.

On June 13, 2002 Standard & Poor's assigned its single 'B'-plus corporate credit rating to PT Telkom. Supporting the rating is Telkom's strong market position, comprehensive network, steady operations and earnings, strong financial position, and partial insulation from sovereign risk. The rating, however, reflects the country's high economic and political uncertainties, volatile local currency, increasing competition in the industry, regulatory uncertainties, and uncertainties over PT Telkom's joint operating schemes (KSO).

3. Moody's Assigns 'B2' Local Currency Issuer Rating and 'B3' Foreign Currency Issuer Rating to PT Telkom.

On June 13, 2002 Moody's Investor Service assigned B2 local currency issuer and B3 foreign currency issuer ratings to PT Telkom. The outlook for both ratings is positive, reflecting PT Telkom's link with the ratings of the Government of Indonesia (B3 for both local and foreign currency, positive outlook) and its strong profile.



HUSNI AMANI
Acting Head of Investor Relations

For further information please contact:

PT Telekomunikasi Indonesia, Tbk.
Investor Relations Unit
E-mail: investor@telkom.co.id
Website: www.telkom.co.id

Bandung office:
Tel.: 62-22-4527337
Fax.: 62-22-7104743

Jakarta office:
Tel.: 62-21-5215109
Fax.: 62-21-5220500